UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-53832

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN☐ Form ☐ N-CSR	CUSIP NUMBER
92849B107

For the Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Malachite Innovations, Inc.
Full Name of Registrant

Former Name if Applicable

200 Park Avenue, Suite 400
Address of Principal Executive Office (Street and Number

Cleveland, OH 44122

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2022 by the prescribed date without unreasonable effort or expense due to unanticipated delays encountered in finalizing its financial statements for the prescribed period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Cavanaugh	216	304-6556
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 11, 2022, Registrant entered into a Share Purchase Agreement by and among Registrant, Daedalus Ecosciences, Inc., a wholly-owned subsidiary of Registrant (“Daedalus”), Range Environmental Resources, Inc., a West Virginia corporation (“Range Environmental”), Range Natural Resources, Inc., a West Virginia corporation (“Range Natural”, and together with Range Environmental, the “Range Entities”) and the owners of 100% of the capital stock of the Range Entities, pursuant to which Daedalus acquired 80% (subsequently increased to 90%) of the outstanding capital stock of the Range Entities, requiring the results of operations and financial condition of the Range Entities to be consolidated with that of the Registrant as of, and for the three months ending, June 30, 2022. At the time of this acquisition, Registrant was engaged in very limited business operations, while the Range Entities were actively engaged in business and generating revenues and incurring expenses. As a result of a post-closing dispute between Registrant and one of the shareholders of the Range Entities, Registrant has experienced delays in preparing the financial statements of the Range Entities. Registrant is in the process of preparing financial statements for the Range Entities for audit by its independent public accountants, after which, the results of operation and financial condition of the Range Entities will be consolidated with those of the Registrant. Upon completion of the audit of the Range Entities’ financial statements, Registrant will report its consolidated financial results for the periods ended June 30, 2022 and June 30, 2021 on Form 10-Q.

Malachite Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2022	By	/s/ Michael Cavanaugh